787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

September 15, 2014

VIA EDGAR

Ms. Monique Botkin

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	AQR Funds

File Nos. 333-153445 and 811-22235

Post-Effective Amendment No. 82

Dear Ms. Botkin:

On behalf of the AQR Equity Market Neutral Fund and the AQR Style Premia Alternative LV Fund (each, a “Fund,” and together, the “Funds”), each a series of AQR Funds (the “Trust”), we herewith transmit for filing, under the Securities Act of 1933, as amended (the “Securities Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”), Post-Effective Amendment No. 82 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”).

The Amendment is being filed pursuant to Rule 485(b) under the Securities Act and it is proposed that it become effective on September 16, 2014. We have reviewed the Amendment and represent that it does not contain disclosure which would render the Amendment ineligible to become effective pursuant to Rule 485(b).

The Amendment also contains the Fund’s responses to the telephonic comments provided by you on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Friday, August 15, 2014, regarding Post-Effective Amendment No. 77 to the Trust’s Registration Statement filed with the Commission on July 3, 2014. The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Funds. The Funds’ responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set out in the Registration Statement.

NEW YORK    WASHINGTON    PARIS    LONDON    MILAN    ROME     FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

Summary Prospectuses

All Funds

Comment 1	Fee Table. Please confirm that all expenses associated with short sales will be included in the fee table.

Response	Each Fund has included as part of the “Other Expenses” line item in its fee table, under a subcaption titled “Dividends on short sales”, an estimated amount of fees associated with short sales for its initial fiscal period.

Comment 2	Fee Table. Please confirm that the expenses of the private investment companies in which the Fund invests are included in the Acquired Fund Fees and Expense (“AFFE”) subpart of the Other Expenses line of the Fund’s fee table.

Response	Each Fund confirms that to the extent applicable, the AFFE line of the Fund’s fee table reflects the expenses of private investment companies in which the Fund invests.

Comment 3	Investment Objective. Please add an explanatory statement regarding what is meant by the term “absolute returns.”

Response	The requested change has been made.

Comment 4	Principal Investment Strategies. To the extent that the sentence “The Fund seeks to provide investors with returns from the potential gains from its long and short equity positions” is a restatement of the Fund’s investment objective, please consider using the same phrasing of the objective that appears in the Investment Objective section.

Response	Each Fund respectfully declines to make any change to this sentence. This sentence is a part of each Fund’s strategy, rather than a restatement of the Fund’s investment objective.

Comment 5	Principal Investment Strategies. Please explain how investments in derivatives will be measured for purposes of complying with the Fund’s 80% test.

Response	In the release adopting Rule 35d-1 under the 1940 Act (Investment Co. Act Rel. No. 24828, Jan. 17, 2001 (the “Names Rule Release”)), the Commission noted that the rule, as adopted, imposes the requirement that an investment company with a name that suggests that the company focuses its investments in a particular type of investment invest at least 80% of its assets in the type of investment suggested by the name. In footnote 13 to the Names Rule Release, the Commission further explained that the proposed rule would have required an investment company with a name that suggests that the company focuses its investments in a particular type of security to invest at least 80% of its net assets in the indicated securities. Importantly, in the Names Rule Release, the Commission noted that the language was modified to focus on “investments” as opposed to “securities,” and that, in appropriate circumstances, this would permit an investment company to include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.

The Funds may use derivative instruments for hedging purposes, to gain exposure to a particular security or index and to maintain liquidity to pay for redemptions. For purposes of determining compliance with a Fund’s policy adopted in accordance with Rule 35d-1 (the “80% Test”), the Fund may measure a position in a derivative instrument by reference to its gross market value or notional value, depending on the exposure provided by the investment in the derivative instrument. For example, where a derivative instrument is used to create synthetic exposure to the total returns of an equity index, a Fund may use gross notional value in order to capture the Fund’s synthetic exposure for purposes of its 80% Test.

Comment 6	Principal Investment Strategies. Please confirm that to the extent the Fund will engage in writing a total return swap (“TRS”), the Fund will cover the full notional amount of the TRS.

Response	The term “writing” does not have applicability for TRS the way it does for option-writing, for example. A TRS is a bilateral agreement where a Fund arranges with a counterparty a means of obtaining the performance of a security or other instrument or group of securities or other instruments. The terms of the arrangement are reflected in a contract where a Fund could either owe money to the counterparty or be owed money by the counterparty, depending on the change in value of the underlying instrument. The TRS can be structured to provide a Fund with either long or short exposure to the underlying instrument.

TRS contracts are marked to market daily under the terms of the collateral agreement between a Fund and a counterparty that reflect the increase or decrease in value of the underlying security or instrument on the relevant day. For cash-settled TRS, a Fund will be obligated to deliver to the counterparty (i) an amount that will never exceed the mark-to-market value when the Fund’s position under the TRS is “out-of-the-money” (i.e., when the value of the underlying instrument has declined where the Fund has obtained long exposure or increased where the Fund has obtained short exposure, thus creating a payment obligation from the Fund to the counterparty) and (ii) nothing when the mark-to-market value of the Fund’s position under the TRS is “in-the-money” (i.e., where the counterparty has a payment obligation to the Fund equal to the mark-to-market value of the Fund’s position under the TRS). For cash-settled TRS, therefore, a Fund will cover or segregate assets equal to the value of the

Fund’s obligation under the contract. For TRS with physical settlement entered into by the Fund (i.e., a TRS under which the Fund could owe the notional amount of the contract), the Fund will cover or segregate assets equal to the notional amount of the contract.

Comment 7	Principal Investment Strategies. Please confirm that to the extent the Fund will engage in writing a credit default swap (“CDS”), the Fund will cover the full notional amount of the swap.

Response	The Funds are not aware of a formal Staff position regarding the segregation requirements for cash-settled, single-name CDS or index-based CDS, where the fund is the protection seller. Despite this absence of formal guidance or other law or regulation explicitly addressing this situation, the Adviser and the Funds take informal guidance by the Staff seriously. Therefore, in light of the Staff’s views, where a Fund is the protection seller it will segregate or cover the notional amount of the CDS. Each Fund reserves the right to modify this approach in the future in the event that industry practice changes, such as in the event that the Staff or Commission publishes guidance in this area that is inconsistent with this approach.

Comment 8	Principal Investment Strategies. Please move any statements related to the risks of higher volatility out of the Principal Investment Strategies section to the Principal Risks of Investing in the Fund section.

Response	Each Fund respectfully submits that the disclosure regarding volatility in its principal investment strategies section is not risk disclosure, but rather a description of the meaning of “volatility” and disclosure on the volatility level that the Fund will target as part of its principal investment strategies. “Volatility Risk” is included in each Fund’s Principal Risks section, which sets out the risks of investing in volatile investments.

Comment 9	Principal Investment Strategies. Please explain whether there could be a time when a Fund’s assets will consist solely of cash and derivative instruments.

Response	It is possible that there could be a time where a Fund’s assets consist solely of cash and derivative instruments. Even in those instances, however, the “cash” portion would consist of investments in money market funds and/or U.S. Government securities.

Comment 10	Principal Investment Strategies. In light of the inclusion of the risk factor regarding Hedging Transactions Risk, please include a reference to hedging in the description of the Fund’s principal investment strategies, if applicable.

Response	Each Fund respectfully submits that the Fund’s Principal Investment Strategies section currently contains a reference to hedging. The Principal Investment Strategies section of the AQR Equity Market Neutral Fund’s summary prospectus states that the Fund “may, but is not required to, hedge exposure to foreign currencies using foreign currency forwards or futures.” The Principal Investment Strategy section in the AQR Style Premia Alternative LV Fund’s summary prospectus states that the “Fund may use derivatives for hedging purposes.”

Comment 11	Principal Risks. Please consider deleting the first sentence of this section. See Form N-1A, which requires disclosure of specific risks related to investing in the Fund.

Response	Each Fund respectfully declines to make this change. This sentence reinforces the point that there is inherent risk in investing.

Comment 12	Principal Risks. Please consider including a reference to long-term fluctuations in the Fund’s net asset value (“NAV”) to the reference to, and explanation of, short-term NAV fluctuations in the introductory paragraph.

Response	The requested change has been made.

Comment 13	Principal Risks—Currency Risk. Please revise the first sentence of this risk factor to be a complete sentence.

Response	The requested change has been made.

Comment 14	Principal Risks—Currency Risk. Please add an example illustrating an independent risk as referenced in the last sentence of Currency Risk.

Response	The last sentence of Currency Risk has been removed from the disclosure.

Comment 15	Principal Risks—Derivatives Risk. Please disclose whether through the Fund’s use of derivative instruments, the Fund’s total investment exposure could exceed the value of its portfolio securities and therefore the Fund’s investment performance could depend on the performance of instruments that the Fund does not own.

Response	The requested change has been made to disclose that a Fund may not own the underlying asset or index to which a derivative contract provides exposure. The Funds respectfully submit that the Derivatives Risk factor discloses that a derivative contract provides exposure to potential gain or loss in a notional amount that exceeds the amount of cash or assets required to establish or maintain the derivative contract.

Comment 16	Principal Risks—Derivatives Risk. Please add a description to this risk factor of the types of swaps in which the Fund may invest.

Response	A cross-reference has been added to this risk factor referencing the “Principal Investment Strategies” section, which includes such a description.

Comment 17	Principal Risks—Hedging Transactions Risk. Please disclose examples of the costs related to hedging that are referenced in the last sentence.

Response	The requested change has been made.

Comment 18	Principal Risks—Investment in Other Investment Companies Risk. Please describe the meaning of “selection risk” in plain English.

Response	In place of the phrase “selection risk,” a reference has been added to “manager risk,” which describes the risk of the Adviser making poor selections in its investments.

Comment 19	Principal Risks—Investment in Other Investment Companies Risk. In light of the Commission’s recent rulemaking regarding money market funds, please consider notifying investors that, in the future, certain money market funds will not maintain a fixed NAV of $1.00 per share and the related risks.

Response	The requested change has been made.

Comment 20	Principal Risks—Leverage Risk. Please present in bold typeface the following sentence: “If the Fund uses leverage through activities such as entering into short sales or purchasing derivative instruments, the Fund has the risk of capital losses that exceed the net assets of the Fund.”

Response	The requested change has been made.

Comment 21	Principal Risks—Leverage Risk. Please explain what is meant by “capital losses” or omit the word “capital” if it is unnecessary.

Response	The word “capital” has been deleted from this risk factor.

Comment 22	Principal Risks—Leverage Risk. Please add an example of when leverage would create a liability that would require the Fund to pay interest.

Response	The last sentence of Leverage Risk, which contained the referenced language, has been removed from the disclosure.

Comment 23	Principal Risks—Manager Risk. Please change the reference to the Fund’s portfolio managers to the Fund’s Adviser.

Response	The requested change has been made.

Comment 24	Principal Risks—Model and Data Risk. Please disclose why “model prices” could often differ substantially from market prices.

Response	The requested change has been made to the Item 9 “Model and Data Risk” disclosure.

Comment 25	Principal Risks—Momentum Style Risk. Please describe what it means for momentum style to be “out of favor.”

Response	The disclosure has been restated to exclude the phrase “out of favor.”

Comment 26	Principal Risks—Short Sale Risk. Please clarify that an increase in the value of the underlying security or instrument in a short sale on a derivative instrument would result in a loss to the Fund.

Response	The requested change has been made.

Comment 27	Principal Risks—Short Sale Risk. Please disclose what “other costs” are involved in short sales.

Response	The requested change has been made.

Comment 28	Principal Risks—Swap Agreements Risk. Please disclose why the Fund would not be able to meet its obligations to pay the other party to a swap agreement and the potential result to the Fund if this were to occur.

Response	The requested change has been made.

Comment 29	Principal Risks—Value Style Risk. Please describe what “value” means or provide a reference to the explanation of this term in the Principal Investment Strategies section.

Response	The requested change has been made. A cross-reference has been added to the “Principal Investment Strategies” section, which includes such a description.

Comment 30	Principal Risks—Value Style Risk. Please disclose what it means for value stocks to be “out of favor” with investors.

Response	The disclosure has been restated to exclude the phrase “out of favor.”

Comment 31	Principal Risks—Volatility Risk. Given the reference to increases or declines in the Fund’s NAV per share over short periods of time, please clarify whether decreases in the value of the Fund’s investments may have long-term effects on the value of the Fund.

Response	The requested change has been made.

AQR Equity Market Neutral Fund

Comment 32	Principal Investment Strategies. Please disclose, in plain English, the difference between what it means for industries, sectors and companies to be attractive on a “relative basis” as compared to on an “absolute basis.”

Response	The disclosure has been revised to exclude the referenced terms.

Comment 33	Principal Investment Strategies. Please delete or move the following sentence since it is a risk factor and not an investment strategy: “The Fund bears the risk that the quantitative models used by the Adviser will not be successful in forecasting movements in industries, sectors or companies or in determining the weighting of investment positions that will enable the Fund to achieve its investment objective.”

Response	The requested change has been made.

Comment 34	Principal Investment Strategies. Please present in bold typeface the following sentence: “At times, the Fund may gain all equity exposure through the use of Equity Derivative Instruments, and may invest in such instruments without limitation.”

Response	The requested change has been made.

Comment 35	Principal Investment Strategies. Please add a statement clarifying that “equity related instruments” include derivatives.

Response	The requested change has been made.

Comment 36	Principal Investment Strategies. Please consider using the term “greater” rather than “magnified” in describing the effect on the Fund’s gains when an Equity Derivative Instrument increases in value.

Response	The Fund respectfully declines to make this change as it believes the term “magnified” is more appropriate than the term “greater” to describe the effects of financial leverage on the Fund’s gains and losses.

Comment 37	Principal Investment Strategies. Please clarify the meaning of the following sentence: “There is no assurance that the Fund’s use of Equity Derivative Instruments providing enhanced exposure will enable the Fund to achieve its investment objective.”

Response	The Fund respectfully declines to make any changes to this sentence. Each Fund uses Equity Derivative Instruments to seek to achieve its investment objective. The quoted sentence explains that while the use of Equity Derivative Instruments may help each Fund to achieve its investment objective, there is no assurance that this will be the case.

Comment 38	Principal Investment Strategies. Please clarify what is meant by “flows” in and out of the Fund’s portfolio when describing account turnover.

Response	The requested change has been made.

Comment 39	Principal Risks. In light of the fact that the Fund is permitted to invest in companies of any size, please include a risk factor related to investments in small-cap companies or consider revising the disclosure as appropriate.

Response	The Fund has added a risk factor titled “Small Cap Securities Risk.”

Comment 40	Principal Risks. Please note that the Fund is permitted to invest without geographic limitation. Accordingly, if applicable to the Fund, please include a risk factor describing risks related to investments in emerging markets or consider revising the disclosure as appropriate.

Response	The referenced disclosure has been removed from the Fund’s Item 4 disclosure. Additionally, a risk factor titled “Emerging Market Securities Risk” has been added to the Fund’s Item 9 disclosure as a non-principal risk.

Comment 41	Principal Risks. In light of the reference to credit risk in Counterparty Risk, please consider adding a separate risk factor regarding credit risk.

Response	The requested change has been made.

AQR Style Premia Alternative LV Fund

Comment 42	Principal Investment Strategies. Please consider summarizing further and shortening the Principal Investment Strategies section.

Response	The Fund respectfully declines to make this change. Item 4(a) of Form N-1A requires the Fund to summarize how it intends to achieve its investment objectives by identifying its principal investment strategies (including the type or types of securities in which the Fund invests or will invest principally). The Fund respectfully submits that the summary principal investment strategy disclosure appropriately summarizes this information.

Comment 43	Principal Investment Strategies. Please clarify whether the Fund’s investments in other investment companies will include investments in private funds in addition to investments in registered funds.

Response	The requested change has been made.

Comment 44	Principal Investment Strategies. Please explain why the term “LV,” representing “lower volatility,” appears in the Fund’s name when the Fund could have higher volatility due to its use of leverage than a fund that does not use “LV” in its name.

Response	The requested change has been made. The Fund is justified using LV in its name because it is expected to have a volatility level over time on average that is low on an objective basis. The Fund will target an annualized volatility level of 5%, and the Adviser expects that the Fund’s targeted annualized forecasted volatility will typically range between 3% and 7% (the “Fund’s Target Volatility”).

A volatility level of 5% is comparable to the historic volatility of the total returns of intermediate-term government bonds. From 1926 to 2013, the volatility of the total returns of intermediate-term government bonds was 5.7%. See Ibbotson® SBBI® 2014 Classic Yearbook, Market Results for Stocks, Bonds, Bills, and Inflation 1926–2013, published by Morningstar®, at 91.

While, as indicated in its principal investment strategy, the Adviser expects that the Fund’s NAV over short-term periods could be volatile because of the significant use of instruments that have a leveraging effect, the Fund’s use of leverage will be managed to be consistent with the Fund’s Target Volatility over time.

Comment 45	Principal Investment Strategies. Please simplify the definition of volatility.

Response	The Fund respectfully declines to make this change. The Fund submits that the definition of volatility is concise and understandable.

Comment 46	Principal Investment Strategies. Please state the market capitalization range of the companies in the MSCI World Index.

Response	The Fund respectfully submits that this information is disclosed in its Item 9 disclosure.

Comment 47	Principal Investment Strategies. In light of the fact that the Fund may invest in debt securities without regard to credit rating, please specify that such debt securities may include junk bonds.

Response	The requested change has been made.

Comment 48	Please disclose that the Subsidiary will comply with the requirements of Section 8 of the 1940 Act relating to investment policies, and with Section 18 of the 1940 Act relating to capital structure and leverage.

Response	The Principal Investment Strategies section of the prospectus discloses that, to the extent applicable to the investment activities of the Subsidiary, the Subsidiary will be subject to the same fundamental investment restrictions and will follow the same compliance policies and procedures as the Fund. The Principal Investment Strategies section of the prospectus also discloses that the Subsidiary will comply with the same 1940 Act asset coverage requirements with respect to its investments in commodity-linked derivatives that are applicable to the Fund’s transactions in derivatives. The Fund respectfully declines to add additional disclosure.

Comment 49	Please disclose whether the Subsidiary will enter into an investment advisory agreement pursuant to the requirements of Section 15(a) of the 1940 Act and whether the adviser to the Subsidiary will enter into investment advisory contracts with the Subsidiary in addition to the Fund.

Response	The Adviser provides investment advisory and administration services to the Subsidiary under separate agreements that do not provide for an investment advisory fee. No other persons provide investment advisory services to the Subsidiary. Since the Subsidiary is not required to be registered as an investment company, it is not required to enter into an advisory agreement that complies with Section 15(a). Nonetheless, the agreements generally comply with Section 15(a), except that the agreements were not initially approved by the Board of Trustees of the Trust; however, (i) the agreements were initially approved by the Board of Directors of the Subsidiary, and (ii) both the Board of the Trust and the Board of the Subsidiary approve annual continuations of the agreements. The compensation under the Subsidiary’s advisory agreement cannot be increased without approval of the Fund’s Board and, if required by the 1940 Act, a majority of the outstanding voting securities of the Fund (as defined in Section 2(a)(42) of the 1940 Act). The agreement with the Subsidiary provides that it may be amended only if such amendment is specifically approved by the vote of the Board of Directors of the Subsidiary and the Board of Trustees of the Fund, including a majority of those Trustees who are not parties to the agreement or interested persons of any such party cast in person at a meeting called for the purpose of voting on such approval and, where required by the 1940 Act, by a vote of a majority of the outstanding voting securities of the Fund. The “Management of the Fund” section of the prospectus discloses that the Adviser also serves as the investment advisor to the Subsidiary, pursuant to a separate investment advisory agreement with the entity, and that the Adviser does not receive additional compensation for its management of the Subsidiary. The Fund respectfully declines to add additional disclosure.

Comment 50	Part C. Please attach the Investment Advisory Agreement between the Subsidiary and the Adviser as an exhibit pursuant to Item 28(h) of Form N-1A.

Response	The Fund respectfully declines to make this change. The Fund is not a party to the agreement and, more importantly, the agreement is not a material agreement for the Fund. The Fund’s investment management agreement authorizes the Adviser to invest and reinvest the assets of the Fund, including in securities of foreign corporations, and pays the Adviser compensation for these services. The investment advisory agreements between the Subsidiary and the Adviser do not provide additional compensation to any person, including the Adviser and its affiliates. The Subsidiary is, in effect, akin to an account created through which specific investments are made pursuant to authority contained in the Fund’s investment management agreement with the Adviser.

Comment 51	Please disclose whether the Subsidiary will comply with the requirements of Section 17 of the 1940 Act relating to affiliated transactions and custody. Please disclose the Subsidiary’s custodian.

Response	The Fund confirms that the Subsidiary will comply with the requirements of Section 17 relating to affiliated transactions and custody. The Principal Investment Strategies section of the Fund’s prospectus states that, to the extent applicable to the investment activities of the Subsidiary, the Subsidiary will follow the same compliance policies and procedures as the Fund. These include policies and procedures related to the requirements of Section 17. The custodian for the Subsidiary is disclosed in the “Investment Advisory and Other Services – Custodian” subsection of the SAI. The Fund respectfully declines to add additional disclosure.

Comment 52	Please disclose: (1) whether the Fund has received a private letter ruling (“PLR”) from the Internal Revenue Service (“IRS”) stating that undistributed income derived from the Subsidiary is qualifying income, and (2) if the Fund has not received a private letter ruling, its basis for determining that such undistributed income is qualifying income, such as an opinion of counsel.

Response	The Fund has not received a PLR from the IRS. The Fund has received advice from counsel that income and gains to be derived by the Fund and its investment in the Subsidiary should constitute qualifying income to the Fund as a regulated investment company under the Internal Revenue Code of 1986, as amended. The Fund discloses that it has requested, but not received, a PLR, along with the tax implications of its investment in the Subsidiary under the “Tax Risk” in the Principal Risks section of the Fund’s prospectus.

Comment 53	Disclose, as appropriate, whether any of the Subsidiary’s principal investment strategies or principal risks constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a fund that invests in a subsidiary should reflect aggregate operations of the fund and the subsidiary.

Response	The Fund confirms that the principal investment strategies and principal risk disclosures of the Fund reflect the aggregate operations of the Fund and the Subsidiary. The Principal Investment Strategies section discloses that, to the extent applicable to the investment activities of the Subsidiary, the Subsidiary will be subject to the same fundamental investment restrictions and will follow the same compliance policies and procedures as the Fund. In addition, risks related to the Subsidiary are disclosed under the “Subsidiary Risk” and “Commodities Risk” disclosure, among other risk factors.

Comment 54	Please confirm that the financials of the Subsidiary will be consolidated with the Fund’s financials.

Response	The Fund confirms that the Subsidiary’s financial statements will be consolidated with the audited financial statements of the Fund and included in the Fund’s annual reports to Fund shareholders.

Comment 55	Please confirm that the expenses of the Subsidiary will be included in the Fund’s fee table.

Response	The Fund confirms that the Subsidiary’s expenses will be included in the Fund’s fee table under “Other Expenses.”

Comment 56	Please confirm that expenses of pooled investment vehicles in which the Subsidiary invests that are private funds will be included in the AFFE subpart of the Other Expenses line of the Fund’s fee table.

Response	The Fund has no current intention to use the Subsidiary to invest in pooled investment vehicles that are private funds. If the Fund uses the Subsidiary to invest in pooled investment vehicles that are private funds, the Fund confirms that once it is operating and information on expenses associated with investments through the Subsidiary in pooled investment vehicles that are private funds is available, or reasonably estimable, this information will be included in future filings under the AFFE line of the fee table.

Comment 57	Please confirm that the Subsidiary and its Board of Directors will designate an agent for service of process in the United States.

Response	The Fund confirms that the Subsidiary and its Board of Directors will do so.

Comment 58	Please confirm that the Subsidiary and its Board of Directors will agree to inspection of the Subsidiary’s books and records by the Staff.

Response	The Fund confirms that the Subsidiary and its Board of Directors will do so.

Comment 59	Please confirm that the Subsidiary’s Board of Directors will sign the Fund’s registration statement.

Response	The Fund confirms that the Subsidiary’s Board of Directors will sign the Fund’s registration statement with respect only to information that specifically relates to the Subsidiary.

Statutory Prospectus

All Funds

Comment 60	Investment Techniques—Segregation of Assets. In light of the statement that “segregation of a large percentage of a Fund’s assets could impede portfolio management or the Fund’s ability to meet redemption requests or other current obligations,” please provide a risk factor regarding segregation of assets or explain why segregation risk is not a principal risk of investing in the Fund.

Response	The requested change has been made by adding disclosure regarding segregation of assets to the Funds’ “Derivatives Risk” disclosure.

Comment 61	Risk Factors—Derivatives Risk. In the bullet point regarding the failure of a counterparty to a derivative instrument to perform its obligations, please state that a Fund will “lose money” if this occurs, rather than saying the Fund will be “worse off” than if the Fund had not entered into the position.

Response	The requested change has been made.

Comment 62	Investing With the AQR Funds—General Redemption Policies—Redemption in Kind. In addition to brokerage costs, please explain any other potential costs or consequences to a shareholder who receives securities in-kind from a Fund and converts the securities to cash.

Response	The requested change has been made.

Comment 63	Investing With the AQR Funds—How to Redeem Class I and Class N Shares. Please add “subject to applicable law” to the sentence stating that investors bear the risk of any loss as a result of unauthorized telephone redemptions or exchanges believed to be genuine.

Response	The requested change has been made.

Statement of Additional Information

Comment 64	Fundamental Policies. With respect to the Fund’s policy on concentration in fundamental investment restriction number 3, please confirm that a Fund will consider the concentration policies of the underlying investment companies in which it invests.

Response	Each Fund will include its investments in industry-specific investment companies for purposes of calculating such Fund’s industry concentration, to the extent practicable. There is disclosure to this effect in the notations to the fundamental investment restrictions in the SAI.

*    *    *    *    *    *     *    *    *    *

The Funds acknowledge that they are responsible for the adequacy and accuracy of the disclosure in their documents, acknowledge that the Commission is not foreclosed by its comment process from taking any action with respect to the Funds’ documents, and represent that they will not assert the Commission’s comment process as a defense in any securities-related litigation brought against the Funds.

Please do not hesitate to contact me at (212) 728-8865 if you have comments or if you require additional information regarding the Registration Statement.

Respectfully submitted,

/s/ Ryan P. Brizek
Ryan P. Brizek

cc:	Brendan R. Kalb, Esq.

Nicole DonVito, Esq.

John Hadermayer, Esq.

Rose F. DiMartino, Esq.